ICAHN ENTERPRISES L.P.
ICAHN ENTERPRISES FINANCE CORP.
767 Fifth Avenue
New York, New York 10153

December 27, 2010

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Justin Dobbie, Esq.
Special Counsel
United States Securities and Exchange Commission
Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-1004

Re:	Supplemental Letter with respect the Registration Statement on Form S-4 (FileNo. 333-170977) of Icahn Enterprises L.P. and Icahn Enterprises Finance Corp.

Ladies and Gentlemen:

Icahn Enterprises L.P., a Delaware limited partnership (“Icahn Enterprises”), and Icahn Enterprises Finance Corp., a Delaware corporation (“Icahn Enterprises Finance” and, together with Icahn Enterprises, the “Company”), are registering the Company’s exchange offer (the “Exchange Offer”) pursuant to a Registration Statement on Form S-4 (File No. 333-170977) in reliance on the position of the staff of the United States Securities and Exchange Commission enunciated in Exxon Capital Holdings Corporation  (available April 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and  Shearman & Sterling (available July 2, 1993).  The Company represents as follows:

1. The Company has not entered into any arrangement or understanding with any person to distribute the securities to be received in the Exchange Offer (collectively, the “New Securities”) and, to the best of the Company’s information and belief, each person participating in the Exchange Offer (i) has no arrangement or understanding with any person to participate in the distribution of the New Securities, (ii) is neither an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), nor a broker-dealer acquiring the New Securities in exchange for securities acquired directly from the Company for its own account and (iii) is acquiring the New Securities in the ordinary course its of business.

2. The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Securities (a) could not rely on the staff position enunciated in no-action letters issued to unrelated third parties (such as Exxon Capital Holdings Corporation  (available April 13, 1988) and similar letters) and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

3. The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (i) any broker-dealer who holds existing securities  acquired for its own account as a result of market-making activities or other trading activities, and who receives New Securities in exchange for such existing securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling  (available July 2, 1993)) in connection with any resale of such New Securities, and (ii) by executing the letter of transmittal, any such broker-dealer represents that it will so deliver a prospectus meeting the requirements of the Securities Act.

4. The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision: if the exchange offeree is a broker-dealer holding existing securities acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Securities received in respect of such existing securities pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

5. Neither the Company nor any affiliate of the Company has entered into any arrangement or understanding with any broker-dealer to distribute the New Securities.

Very truly yours, ICAHN ENTERPRISES L.P. By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Dominick Ragone
Name: Dominick Ragone
Title: Chief Financial Officer

ICAHN ENTERPRISES FINANCE CORP.

By:	/s/ Dominick Ragone
Name: Dominick Ragone
Title: Chief Financial Officer